
June 5, 2012

Via Facsimile
Mr. Stephen C. Forsyth
Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

> **Re: Chemtura Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-15339**

Dear Mr. Forsyth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.   We note you have substantial sales and operations outside the U.S., including jurisdictions that appear to have lower tax rates. We further note you have substantial near-term demands for capital, including pension obligations in multiple jurisdictions and sustaining capital requirements. It appears you are also engaging in activities such as stock repurchases. In future filings please quantify and disclose the total amount of cash held in foreign jurisdictions compared to U.S. cash holdings and also disclose the range of possible tax consequences associated with repatriating cash from foreign sources.

Financial Statements

Note 20 - Business Segments, page 100

2.   It appears from your disclosures that you have disparate products within your operating segments. In future filings please provide product line disclosures as required by ASC 280-10-50-40.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief